Exhibit 21.1
Subsidiaries of
Apple Inc.*

Jurisdiction of Incorporation
Apple Asia Limited	Hong Kong
Apple Asia LLC	Delaware, U.S.
Apple Canada Inc.	Canada
Apple Computer Trading (Shanghai) Co., Ltd.	China
Apple Distribution International Limited	Ireland
Apple India Private Limited	India
Apple Insurance Company, Inc.	Arizona, U.S.
Apple Japan, Inc.	Japan
Apple Korea Limited	South Korea
Apple Operations International Limited	Ireland
Apple Operations Limited	Ireland
Apple Operations Mexico, S.A. de C.V.	Mexico
Apple Pty Limited	Australia
Apple Services Pte. Ltd.	Singapore
Apple South Asia (Thailand) Limited	Thailand
Apple South Asia Pte. Ltd.	Singapore
Apple Vietnam Limited Liability Company	Vietnam
Braeburn Capital, Inc.	Nevada, U.S.
iTunes K.K.	Japan
*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Apple Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.